UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2024

Commission File Number: 001-36810

EURONAV NV

De Gerlachekaai 20
2000 Antwerpen
Belgium

011-32-3-247-4411
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 99.1 is a copy of the press release of Euronav NV (the “Company”), dated April 4, 2024, announcing the Company’s financial results for the full year ended December 31, 2023.

The information contained in Exhibit 99.1 of this Report on Form 6-K is hereby incorporated by reference into the Company’s registration statement on Form F-3 (File No. 333-272785) that was filed with the U.S. Securities and Exchange Commission effective June 20, 2023.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EURONAV NV
(Registrant)

Dated: April 4, 2024

	By:	/s/ Ludovic Saverys
Ludovic Saverys
Chief Financial Officer

EXHIBIT 99.1

PRESS RELEASE Regulated Information Thursday 4 April 2024 – 08:00 a.m. CET _______________________________________

EURONAV ANNOUNCES FINAL YEAR
 RESULTS 2023

2023 HIGHLIGHTS

∗	New chapter for Euronav, new Management and Supervisory Board since November 2023
∗	Further fleet optimisation with 5 VLCCs, 2 Bitumen tankers, 2 Suezmaxes and 2 Newcastlemaxes contracted in 2023 & Q1 2024
∗	Acquisition CMB.TECH finalised in Q1 2024
∗	Dividend of USD 4.57 per share to be proposed at annual shareholders' meeting
ANTWERP, Belgium, 4 April 2024 – Euronav NV (NYSE: EURN & Euronext: EURN) (“Euronav” or the “Company”) reported its final financial results today for the full year to 31 December 2023.
The large crude tanker market continued to recover during 2023 from the structural and political factors that boosted earnings in the previous year. VLCC rates caught up with Suezmax rates in a year marked by a number of counter-seasonal increases in activity and earnings, reflecting the tight dynamics between vessel supply and crude demand.

The structural dislocation caused by Russia’s invasion of Ukraine in February 2022 has driven additional ton-miles, especially in smaller tanker segments (Aframax & Suezmax) and is embedded in market dynamics. The recovery in crude oil during the first half of 2023 contributed to two notable increases in freight rates and tanker activity in March/April and June. During both periods, freight rates rose to USD 60-80,000 per day on the back of an annual crude consumption growth of 2.2 million barrels per day to total 101.7 mb/d by 2023.

The trend of limited recycling activity continues, again driven by ever-improving freight rates, but also by the growing “dark fleet” – vessels trading sanctioned business. This trade, highlighted in last year’s report, has expanded due to the conflict in Ukraine and has provided potential scrap candidates with opportunities to earn more lucrative rates.

However, the fundamentals of the tanker market remain constructive. Although the Suezmax order book had reasonable inflows last year and the number of VLCC contracts increased, newbuilding activity remains limited with an order book-to-fleet ratio below historical levels. Global fleet ages for the VLCC and Suezmax sectors are at the highest levels since 2000, with on top of that about a third of both current fleets set to exceed 15 years in the next five years. Current and scheduled regulations will continue to impact older tonnage hardest and it is notable that despite a freight rate background similar to 2019/2020, the speed of larger tankers is 7% lower than in that period. New environmental and operational regulations are starting to have a supportive impact on the market as well.

PRESS RELEASE Regulated Information Thursday 4 April 2024 – 08:00 a.m. CET _______________________________________

Looking ahead to 2024, the global economy remains resilient to various recent negative shocks, and oil demand forecasts are on the rise. The International Energy Agency (IEA) is the latest to forecast a supply shortfall later this year. Oil demand has reached new peaks year after year, despite forecasts for a peak in oil demand. Moreover, crude oil production growth in the US, Canada, Brazil and Guyana, combined with demand growth in Asia, should continue to ensure longer voyages and increasing ton-mile growth. Low global inventories also support growing overseas trade.

The tanker market is recovering from a long period of volatile rates as growth in new ship supply slows while oil demand recovers in line with the global economy. A historically low order book, coupled with favourable fundamental demand, is expected to sustain increased spot rate volatility. This volatility, compounded by ongoing geopolitical unrest, should underpin freight rates in the medium to long term. Given the revised forecasts of increased oil demand, and possible oil production increases in the second half of the year, this could be beneficial for tanker owners.

SUSTAINABILITY UPDATE
In February 2024, Euronav has been awarded a ‘B’ rating for the fourth consecutive time by CDP (Carbon Disclosure Project) for the positive climate change awareness and actions for the year 2023. CDP is a non-profit organisation and a highly regarded form of accreditation on climate action. Each year the conditions and requirements become more stringent, meaning Euronav’s position improves year on year. Moreover, Euronav is in the top quartile of the 2023 Webber ESG scorecard ranking.

Going forward, the cornerstone of the sustainability strategy lies in the transformational potential and the synergies that the CMB.TECH transaction has on Euronav. The transaction and the renewed strategy positions CMB.TECH and Euronav as pioneers in the adoption of dual-fuel or monofuel hydrogen and ammonia engines in the shipping industry. Central to this ambition is the commitment to reduce the carbon intensity of our ships and international shipping as a whole, with the ultimate goal of achieving zero-carbon emissions by 2050 – by taking concrete actions today.

EURONAV TANKER FLEET
Newbuilding update
•
2x new Suezmax time chartered to Valero. The two newbuilding ice classed Suezmax orders at Daehan Shipbuilding have been long term time chartered to Valero. Delivery of these vessels is expected in April/May 2026 when each of the time charter contracts will begin.

•
2x Bitumen tankers have been ordered for delivery in 2026. They will be fitted with dual-fuel diesel-green methanol engines that are ready to be retrofitted for operation on ammonia in the future. They have both been long term time chartered to a strong counterparty for 10 years.

•
Total of 5x new VLCCs under construction at Qingdao Beihai Shipyard (China). The vessels are expected to be delivered in 2026 & Q1 2027 and will be ready to be powered by a dual-fuel diesel-ammonia engine.

•	Euronav & CMB.TECH took delivery of the fourth super-eco Newcastlemax Mineral France (2024 – 210,000 DWT).

•
Euronav concluded an order for an additional two Newcastlemaxes for delivery in the first half of 2027. This brings the total Newcastlemax fleet to 4 ships on the water and 24 on order for delivery in 2024-2027.

PRESS RELEASE Regulated Information Thursday 4 April 2024 – 08:00 a.m. CET _______________________________________

Update on vessels sold
•	Sale of Suezmax Cap Charles (2006 - 158,881 DWT).

•	Sale VLCC Nautica to United Nations for salvage operation

•	All 24 vessels that were included in the deal, have been sold and delivered to Frontline.

•	Euronav has sold the ULCC Oceania (2003 - 441,561 DWT). The Oceania was debt free and was delivered to her new owner on 15 January 2024.

•
3 N-class vessels sold: Euronav has sold the VLCC Nectar (2008 – 307,284 DWT), VLCC Newton (2009 – 307,208 DWT), and VLCC Noble (2008 – 307,284 DWT). Delivery of the vessels is expected during Q2 2024.

VESSELS CAPITAL GAIN IN USD
The total capital gain in 2023 amounted to USD 372.4 million and in Q1 2024 the capital gain will amount approximately USD 407.5 million.

ASSET VALUES
The value growth for crude tankers continued – albeit at reducing rates – during 2023 for both VLCC and Suezmax segments. According to data from Clarksons, VLCC values increased further for new Building (7%), 5 year old (9%), and 10 year old (5%). The VLCC value of a 15 year old reduced slightly (-5%). Suezmax tonnage values rose further across all age groups: new building (6%), 5 year old (22%), 10 year old (24%), and 15 year old (13%). The slowly declining annual value appreciation, reconfirms the new strategy of recycling the older crude tanker tonnage into futureproof and diversified tonnage.

DISTRIBUTION TO SHAREHOLDERS
The Supervisory Board decided to amend the dividend policy to a fully discretionary dividend policy.

The Supervisory agreed to distribute USD 0.57 per share to shareholders for the period covering Q3 2023. This reflected the positive freight market conditions in the large crude tanker market in Q3 2023. No additional dividend was distributed in Q4.

The Supervisory Board will propose to the Annual Shareholders’ Meeting on 16 May 2024 to distribute USD 4.57 per share to all shareholders. This payout is proposed as a combination of a dividend (USD 0.27 per share) and a repayment from the share issue premium (USD 4.30 per share). This distribution approach will be optimal for shareholders as the share issuance payment part of the distribution will represent more than 90% of the distribution. This distribution is exempt from any withholding tax.

PRESS RELEASE Regulated Information Thursday 4 April 2024 – 08:00 a.m. CET _______________________________________

2023 Key figures

The most important key figures are:

(in thousands of USD)	Fourth Quarter 2023	Fourth Quarter 2022	YTD 2023	YTD 2022

Revenue	268,633	368,068	1,235,127	854,669
Other operating income	3,811	4,626	23,316	15,141

Voyage expenses and commissions	(38,418)	(45,140)	(142,090)	(175,187)
Vessel operating expenses	(57,545)	(58,534)	(231,033)	(216,094)
Charter hire expenses	(2,071)	(941)	(4,500)	(5,769)
General and administrative expenses	(21,983)	(13,601)	(62,532)	(51,702)
Net gain (loss) on disposal of tangible assets	323,327	62,569	372,444	95,813
Depreciation	(49,416)	(57,554)	(221,040)	(222,597)

Net finance expenses	(18,004)	(23,778)	(104,729)	(105,869)
Share of profit (loss) of equity accounted investees	(915)	94	(927)	17,650
Result before taxation	407,419	235,809	864,036	206,055

Tax benefit (expense)	(835)	(729)	(6,009)	(2,804)
Profit (loss) for the period	406,584	235,079	858,027	203,251

Attributable to: Owners of the Company	406,584	235,079	858,027	203,251

The contribution to the result is as follows:

(in thousands of USD)	Fourth Quarter 2023	Fourth Quarter 2022	YTD 2023	YTD 2022

Tankers	404,228	232,341	844,598	171,123
FSO	2,356	2,738	13,429	32,128
Result after taxation	406,584	235,079	858,027	203,251

Information per share:

(in USD per share)	Fourth Quarter 2023	Fourth Quarter 2022	YTD 2023	YTD 2022

Weighted average number of shares (basic) *	202,035,555	201,747,963	201,901,743	201,747,963
Result after taxation	2.01	1.17	4.25	1.01

*	The number of shares issued on 31 December 2023 is 220,024,713. However, the number of shares excluding the owned shares held by Euronav at 31 December 2023 is 202,233,997.

PRESS RELEASE Regulated Information Thursday 4 April 2024 – 08:00 a.m. CET _______________________________________

EBITDA reconciliation

(in thousands of USD)	Fourth Quarter 2023	Fourth Quarter 2022	YTD 2023	YTD 2022

Profit (loss) for the period	406,584	235,079	858,027	203,251
+ Net interest expenses	17,592	24,436	105,110	105,777
+ Depreciation of tangible and intangible assets	49,416	57,554	221,040	222,597
+ Income tax expense (benefit)	835	729	6,009	2,804
EBITDA	474,427	317,798	1,190,186	534,429

+ Net interest expenses JV	—	—	—	(745)
+ Depreciation of tangible and intangible assets JV	—	—	—	3,149
+ Income tax expense (benefit) JV	—	—	—	(1,599)
Proportionate EBITDA	474,427	317,798	1,190,186	535,234

Proportionate EBITDA per share:

(in USD per share)	Fourth Quarter 2023	Fourth Quarter 2022	YTD 2023	YTD 2022

Weighted average number of shares (basic)	202,035,555	201,747,963	201,901,743	201,747,963
Proportionate EBITDA	2.35	1.58	5.89	2.65

All 2023 key figures, except for Proportionate EBITDA, have been prepared under IFRS as adopted by the EU (International Financial Reporting Standards) and have not been audited nor reviewed by the statutory auditor.

For the fourth quarter of 2023, the Company realised net gain of USD 406.6 million or USD 2.01 per share (fourth quarter 2022: a net gain of 235.1 USD million or USD 1.17 per share). Proportionate EBITDA (a non-IFRS measure) for the same period was USD 474.4 million (fourth quarter 2022: USD 317.8 million).

TCE
The average daily time charter equivalent rates (TCE, a non IFRS-measure) can be summarized as follows:

In USD per day	Full Year 2023	Full Year 2022
VLCC
Average spot rate (in TI Pool)*	47,600	27,600
Average time charter rate**	48,500	42,900
Suezmax
Average spot rate***	55,700	31,200
Average time charter rate	30,500	30,400

*Euronav owned ships in TI Pool (excluding technical offhire days)
**Including profit share where applicable
*** Including profit share where applicable (excluding technical offhire days)

PRESS RELEASE Regulated Information Thursday 4 April 2024 – 08:00 a.m. CET _______________________________________

Difference between Q4 2023 preliminary results and Q4 2023 final results
The final result of USD 406.6 million is USD 4.3 million lower compared to the preliminary results of USD 410.9 million reported on 4 February 2024. This difference relates to the integration of the 2023 results of our joint ventures TI LLC and TUKA Ltd. and some additional postings done related to accruals and offhires. Furthermore, an adjustment has been made in a judgment about a lease liability which increased the right-of-use assets and lease liabilities.

Independent auditor's procedures
The statutory auditor, BDO Bedrijfsrevisoren - Réviseurs d’Entreprises, represented by Veerle Catry, has confirmed that the audit procedures, which have been in relation to the financial information for the year ended 31 December 2023 in accordance with the International Standards on Auditing are substantially completed and have not revealed any material corrections required to be made to the financial informationincluded in the Company’s annual announcement.

Euronav highlights in 2023

9 January 2023
Frontline informed Euronav of its intention to no longer proceed with the combination agreement between the two companies announced in July 2022.

11 January 2023
Euronav took delivery of the VLCC newbuilding Cassius (2023 – 299,158 dwt).

26 January 2023
Euronav was included in the Bloomberg Gender-Equality Index (GEI) for the sixth consecutive year since the Index was established in 2018.

28 February 2023
Euronav took delivery of the VLCC newbuilding Camus (2023 – 299,158 dwt).

10 March 2023
Euronav announced it had signed an agreement with the United Nations (UN) to sell the Nautica, a VLCC, as part of a wider salvage operation for the FSO Safer located in Yemen.

23 March 2023
Euronav held a Special General Meeting for Shareholders. The Shareholders voted to maintain independent directors Grace Reksten Skaugen, Anita Odedra, Carl Trowell and to terminate the mandates of Anne-Hélène Monsellato and Steven Smith. The shareholders also approved the appointment of four new directors: John Fredriksen and Cato H. Stonex, representing Famatown; and Marc Saverys and Patrick De Brabandere, representing CMB.

PRESS RELEASE Regulated Information Thursday 4 April 2024 – 08:00 a.m. CET _______________________________________

16 May 2023
Euronav announced the departure of its CEO Hugo De Stoop with immediate effect by mutual agreement. Mr. De Stoop was succeeded by Group CFO Lieve Logghe, who was appointed CEO ad interim.

17 May 2023
Euronav held its annual shareholders' meeting with the resignation of supervisory board members Carl Trowell and Anita Odedra. Julie de Nul and Ole Henrik Bjorge were elected by shareholders as independent members of the board of directors.

30 May 2023
Euronav took delivery of the VLCC newbuilding Clovis.

30 May 2023
Euronav received an award at the first-ever ESG Shipping Awards in Greece.

19 July 2023
Euronav announced the sale of the VLCC Nautica (2008 – 307,284 DWT).

16 August 2023
Euronav announced the order of a VLCC newbuilding at Qingdao Beihai Shipyard in China. The vessel is expected to be delivered in 2026.

9 October 2023
Euronav announced that its two reference shareholders, CMB NV (“CMB”) and Frontline plc/Famatown Finance Limited (“Frontline”), have reached agreement on a transaction involving the Company.

12 October 2023
Euronav announced an agreement to lift the option for a second VLCC newbuilding at Qingdao Beihai Shipyard in China for delivery in 2026.

21 November 2023
Euronav held a Special General Meeting. Consequently, the following transactions became effective:

• the sale of 24 VLCCs to Frontline
• the mandatory takeover offer by CMB NV for all outstanding shares of the Company

22 November 2023
Euronav announced changes in the Supervisory and Management Board.

The resulting composition of the new Supervisory Board is as follows: Julie De Nul (independent), Catharina Scheers (independent), Patrick Molis (independent), Marc Saverys (non-independent - Chair), Patrick De Brabandere (non-independent) & Bjarte Bøe (non-independent).

PRESS RELEASE Regulated Information Thursday 4 April 2024 – 08:00 a.m. CET _______________________________________

The Supervisory Board unanimously decided to appoint the following Management Board members upon recommendation of the Corporate Governance & Nomination committee.: Alexander Saverys (Chief Executive Officer), Ludovic Saverys (Chief Financial Officer), Michael Saverys (Chief Chartering Officer), Maxime van Eecke (Chief Commercial Officer) & Benoit Timmermans (Chief Strategy Officer).

7 December 2023
Euronav lifted the option on one additional VLCC newbuilding at Qingdao Beihai Shipyard in China and ordered two Suezmaxes at Daehan Shipbuilding in South Korea, all for delivery in 2026.

22 December 2023
Euronav announced that it had entered into a share purchase agreement for the acquisition of 100% of the shares in CMB.TECH NV (“CMB.TECH”) subject to approval by a Special General Meeting in February 2024.

Events occurred after the end of the financial year ending 31 December 2023
On November 8, 2023, the Company sold the ULCC Oceania (2003 - 441,561 dwt), for USD 43.1 million. The vessel was accounted for as a non-current asset held for sale as at December 31, 2023, and had a carrying value of USD 8.3 million. The vessel was delivered to her new owner on January 15, 2024. A capital gain of USD 34.8 million has been recognized in the consolidated statement of profit or loss in the first quarter of 2024. This sale has been made possible through the payment of a cash security of 45,7M USD, required to lift the arrest of the vessel in an ongoing legal procedure.

On December 4, 2023, the Company entered into a sale and leaseback agreement for the Suezmax Cedar (2022 – 157,310). The vessel was sold and was leased back under a 14-year bareboat contract. The vessel was delivered to her new owner at January 10, 2024.

On February 6, 2024, the Company took delivery of Suezmax Bristol (2024 – 156,851).

On February 7, 2024, Euronav held a Special Meeting of Shareholders to approve the purchase of 100% of the shares of CMB.TECH NV for a total purchase price of USD 1.150 billion in cash. CMB.TECH is a diversified cleantech maritime group. CMB.TECH builds, owns, operates and designs large marine and industrial applications that run on dual-fuel diesel-hydrogen and diesel-ammonia engines and monofuel hydrogen engines. CMB.TECH offers hydrogen and ammonia fuel that it either produces or sources from external produces to its customers. CMB.TECH is active throughout the full hydrogen value chain through four different divisions: Marine, Technology & Development, H2 infra, and Industry. The value creation of the new strategy is driven by CMB.TECH’s “future-proof” (or low carbon emitting) fleet of 106 low carbon vessels, of which 46 are under construction. The Transaction fits into the Company’s renewed strategy of diversification, decarbonisation and accelerated optimisation of the Company’s current crude oil tanker fleet. The parties believe that the Transaction will lead to the creation of the leading, future proof shipping platform, with the Company becoming the reference in sustainable shipping. CMB and Euronav believe that the addition of CMB.TECH to Euronav’s business will enable a flywheel strategy – positioning the group to tap into each step of the energy transition towards low carbon shipping, with a clear vision on value creation for its shareholders. The Company is currently assessing the accounting treatment of the acquisition and preliminary concludes that the transaction will be accounted for as a common control transaction. Therefore IFRS 3 will not be applied. Shareholders voted the voluntary resignation of Mrs. Grace Reksten Skaugen, Mr. Ole Henrik Bjorge, Mr. Cato H. Stonex, Mr. John Fredriksen and Mr. Patrick De Brabandere as members of the Supervisory Board. They approved the co-optation of Mr. Patrick Molis and Mrs. Catharina Scheers as independent members of the Supervisory Board, Mr. Bjarte Boe and Debemar BV, permanently represented by Mr. Patrick De Brabandere, as members of the Supervisory Board. Shareholders also approved the interim discharge of the Supervisory Board: Mrs. Grace Reksten Skaugen, Mr. Ole Hendrik Bjorge, Mr. Cato H. Stonex, Mr. John F. Fredriksen and Mr. Patrick De Brabandere.

PRESS RELEASE Regulated Information Thursday 4 April 2024 – 08:00 a.m. CET _______________________________________

On 12 February 2024, CMB.TECH, in partnership with Yara Clean Ammonia, North Sea Container Line, and Yara International, announced the commissioning of the world's first ammonia-powered container ship, Yara Eyde. This pioneering vessel, constructed at Qingdao Yangfan Shipbuilding, marks a significant milestone in decarbonising shipping, operating on clean ammonia between Norway and Germany. Owned by Delphis, a division of CMB.TECH, and operated by NCL Oslofjord AS, this collaboration sets a new standard for sustainable maritime transport.

On February 14, 2024, the Company announced the launch of the mandatory public takeover bid by CMB on all the shares in Euronav. The acceptance period in respect of the bid opened on 14 February 2024 and closed on 15 March 2024. The bid price amounts to USD 17.86 per share in cash, i.e. USD 18.43 per share less USD 0.57 dividend per share.

On 26 February 2024, the Company announced that it has concluded an order for two bitumen tankers with China Merchants Jinling Shipyard (Yangzhou) Dingheng Co. (Yangzhou, China). The vessels are expected to be delivered in the fourth quarter of 2026 and have been chartered to a strong counterparty for 10 years upon delivery from the shipyard. The vessels will have dual-fuel green methanol engines that are ready to be retrofitted for future operation on ammonia.

On 27 February 2024, the Company announced it has been informed that certain funds managed by FourWorld Capital Management LLC (“FourWorld”) have filed a complaint in the United States District Court for the Southern District of New York in connection with CMB’s U.S. takeover bid for the shares of the Company. The Company is not involved in these proceedings. On March 14, 2024, the Company has been informed that the claim has been rejected by the United States District Court for the Southern District of New York.

On 4 March 2024, the Company announced it has been informed that certain funds managed by FourWorld Capital Management LLC (“FourWorld”) have also filed a request with the Market Court in Belgium in connection with CMB’s Belgian offer for the shares of the Company. The Company is not involved in these proceedings. On March 15, 2024, the Company has been informed that the Market Court in Belgium has denied the request to suspend the closing of the Belgian offer.

On 18 March 2024, the Company confirmed that the acceptance period of the mandatory public takeover bid launched by CMB NV (the "Bidder") for all shares issued by Euronav NV (“Euronav”) not already owned by CMB or its affiliates (the "Bid"), expired on March 15, 2024. During the acceptance period, 69,241,955 shares in Euronav, representing 31.47% of the outstanding shares in Euronav, were tendered into the Bid. As a result, the Bidder will hold a total of 177,147,299 shares in Euronav, representing 80.51% of the outstanding shares in Euronav. Taking into account the 17,790,716 treasury shares held by Euronav and the 24,400 shares held by Saverco NV, the Bidder and persons affiliated with it together will hold 194,962,415 shares, representing 88.61% of the outstanding shares in Euronav.

On 20 March 2024 Euronav announced that The Supervisory Board will propose to the Annual Shareholders’ Meeting of 16 May 2024 to distribute USD 4.57 per share to all shareholders. This payout is proposed as a combination of a dividend (USD 0.27 per share) and a repayment from the share issue premium (USD 4.30 per share). This distribution approach will be optimal for shareholders as the share issuance payment part of the distribution will represent more than 90% of the distribution. This distribution is exempt from any withholding tax.

On 20 March 2024, the Company announced it has sold the VLCC Nectar (2008 – 307,284 dwt), VLCC Newton (2009 – 307,208 dwt), and VLCC Noble (2008 – 307,284 dwt). This transaction will generate a capital gain of approximately USD 78,9 million which will be recognized upon delivery to her new owner.

On 22 March 2024, the Company announced it has purchased on the NYSE and on Euronext Brussels a total of 4.719.534 of its own shares. Following these transactions, the Company now owns 22.510.249 shares (10.23% of the total outstanding share count).

On 29 March 2024, the Company announced it has purchased on the NYSE and on Euronext Brussels a total of 2,620,931 of its own shares. Following these transactions, the Company now owns 25,131,181 shares (11.42% of the total outstanding share count).

PRESS RELEASE Regulated Information Thursday 4 April 2024 – 08:00 a.m. CET _______________________________________

Financial calendar 2024

8 May 2024
Announcement of first quarter results 2024

16 May 2024
Annual General Meeting of Shareholders

01 August 2024
Announcement of second quarter results 2024

7 August 2023
Half year report 2024 available on website

7 November 2024
Announcement of third quarter results 2024

06 February 2025
Announcement of fourth quarter results 2024

The Supervisory Board, represented by Marc Saverys, its Chairman, and the Management Board, represented by Alexander Saverys, Chief Executive Officer, and Ludovic Saverys, Chief Financial Officer, hereby confirm, in the name and for account of Euronav that, to the best of their knowledge the consolidated financial statements as of and for the year ended 31 December 2023 presented herein were established in accordance with applicable accounting standards (IFRS as adopted by the EU) and give a true and fair view, as defined by these standards, of the assets, liabilities, financial position and results of Euronav NV.

On behalf of the Supervisory Board and the Management Board:

Alexander Saverys	Marc Saverys
Chief Executive Officer	Chairman of the Supervisory Board

Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbour protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbour provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbour legislation. The words "believe", "anticipate", "intends", "estimate", "forecast", "project", "plan", "potential", "may", "should", "expect", "pending" and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the failure of counterparties to fully perform their contracts with us, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for tanker vessel capacity, changes in our operating expenses, including bunker prices, dry-docking and insurance costs, the market for our vessels, availability of financing and refinancing, charter counterparty performance, ability to obtain financing and comply with covenants in such financing arrangements, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors. Please see our filings with the United States Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

*
*  *

Contact:
Head of Marketing & Communications – Katrien Hennin
Tel: +32 499393470
Email: communications@euronav.com

Announcement final year results – 4 April 2024

About Euronav NV & CMB.TECH
Euronav and CMB.TECH together represent a group with around 150 ocean-going vessels (including newbuildings) in dry bulk, container shipping, chemical tankers, offshore wind and oil tankers. The group focuses on large marine and industrial applications on hydrogen or ammonia. They also offer hydrogen and ammonia fuel to customers, through own production or third-party producers. The company is headquartered in Antwerp, Belgium, and has offices across Europe and Asia.

Euronav is listed on Euronext Brussels and on the NYSE under the symbol EURN.

Euronav plans to change the group's name to CMB.TECH. Euronav will remain the oil tanker shipping company within the group.

Condensed consolidated statement of financial position
 (in thousands of USD)

	December 31, 2023	December 31, 2022
ASSETS

Non-current assets
Vessels	1,629,570	3,057,933
Assets under construction	106,513	228,429
Right-of-use assets	32,936	21,493
Other tangible assets	644	762
Intangible assets	14,194	15,746
Receivables	2,888	34,825
Investments in equity accounted investees	518	1,423
Deferred tax assets	280	1,403

Total non-current assets	1,787,543	3,362,014

Current assets
Bunker inventory	22,511	41,643
Trade and other receivables	307,111	366,789
Current tax assets	869	239
Cash and cash equivalents	429,370	179,929
	759,861	588,600

Non-current assets held for sale	871,876	18,459

Total current assets	1,631,737	607,059

TOTAL ASSETS	3,419,280	3,969,073

EQUITY and LIABILITIES

Equity
Share capital	239,148	239,148
Share premium	1,466,529	1,678,336
Translation reserve	235	(24)
Hedging reserve	1,140	33,053
Treasury shares	(157,595)	(163,024)
Retained earnings	807,916	385,976

Equity attributable to owners of the Company	2,357,373	2,173,465

Non-current liabilities
Bank loans	362,235	1,264,243
Other notes	198,219	197,556
Other borrowings	71,248	71,011
Lease liabilities	3,363	5,824
Other payables	146	404
Employee benefits	1,669	1,635
Provisions	274	597

Total non-current liabilities	637,154	1,541,270

Current liabilities
Trade and other payables	124,013	90,469
Current tax liabilities	4,768	5,927
Bank loans	166,124	68,941
Other notes	3,733	—
Other borrowings	92,298	65,851
Lease liabilities	33,493	22,855
Provisions	324	295

Total current liabilities	424,753	254,338

TOTAL EQUITY and LIABILITIES	3,419,280	3,969,073

Condensed consolidated statement of profit or loss
(in thousands of USD except per share amounts)

	2023	2022
	Jan. 1 - Dec. 31, 2023	Jan. 1 - Dec. 31, 2022
Shipping income
Revenue	1,235,127	854,669
Gains on disposal of vessels/other tangible assets	372,444	96,160
Other operating income	23,316	15,141
Total shipping income	1,630,887	965,970

Operating expenses
Voyage expenses and commissions	(142,090)	(175,187)
Vessel operating expenses	(231,033)	(216,094)
Charter hire expenses	(4,500)	(5,769)
Loss on disposal of vessels/other tangible assets	—	(347)
Depreciation tangible assets	(219,428)	(221,576)
Depreciation intangible assets	(1,612)	(1,021)
General and administrative expenses	(62,532)	(51,702)
Total operating expenses	(661,195)	(671,696)

RESULT FROM OPERATING ACTIVITIES	969,692	294,274

Finance income	67,168	27,140
Finance expenses	(171,897)	(133,009)
Net finance expenses	(104,729)	(105,869)

Share of profit (loss) of equity accounted investees (net of income tax)	(927)	17,650

PROFIT (LOSS) BEFORE INCOME TAX	864,036	206,055

Income tax benefit (expense)	(6,009)	(2,804)

PROFIT (LOSS) FOR THE PERIOD	858,027	203,251

Attributable to:
Owners of the company	858,027	203,251

Basic earnings per share	4.25	1.01
Diluted earnings per share	4.25	1.01

Weighted average number of shares (basic)	201,901,743	201,747,963
Weighted average number of shares (diluted)	201,901,743	201,994,217

Condensed consolidated statement of comprehensive income
(in thousands of USD)

	2023	2022
	Jan. 1 - Dec. 31, 2023	Jan. 1 - Dec. 31, 2022

Profit/(loss) for the period	858,027	203,251

Other comprehensive income (expense), net of tax
Items that will never be reclassified to profit or loss:
Remeasurements of the defined benefit liability (asset)	(116)	942

Items that are or may be reclassified to profit or loss:
Foreign currency translation differences	259	(477)
Cash flow hedges - effective portion of changes in fair value	(6,164)	30,657
Cash flow hedges - recycling into P&L	(25,749)	—
Equity-accounted investees - share of other comprehensive income	—	159

Other comprehensive income (expense), net of tax	(31,770)	31,281

Total comprehensive income (expense) for the period	826,257	234,532

Attributable to:
Owners of the company	826,257	234,532

Condensed consolidated statement of changes in equity
(in thousands of USD)

	Share capital	Share premium	Translation reserve	Hedging reserve	Treasury shares	Retained earnings	Total equity

Balance at January 1, 2022	239,148	1,702,549	453	2,396	(164,104)	180,140	1,960,582

Profit (loss) for the period	—	—	—	—	—	203,251	203,251
Total other comprehensive income (expense)	—	—	(477)	30,657	—	1,101	31,281
Total comprehensive income (expense)	—	—	(477)	30,657	—	204,352	234,532

Transactions with owners of the company
Dividends to equity holders	—	(24,213)	—	—	—	—	(24,213)
Treasury shares delivered in respect of share-based payment plans	—	—	—	—	1,080	—	1,080
Equity-settled share-based payment	—	—	—	—	—	1,484	1,484
Total transactions with owners	—	(24,213)	—	—	1,080	1,484	(21,649)

Balance at December 31, 2022	239,148	1,678,336	(24)	33,053	(163,024)	385,976	2,173,465

	Share capital	Share premium	Translation reserve	Hedging reserve	Treasury shares	Retained earnings	Total equity

Balance at January 1, 2023	239,148	1,678,336	(24)	33,053	(163,024)	385,976	2,173,465

Profit (loss) for the period	—	—	—	—	—	858,027	858,027
Total other comprehensive income (expense)	—	—	259	(31,913)	—	(116)	(31,770)
Total comprehensive income (expense)	—	—	259	(31,913)	—	857,911	826,257

Transactions with owners of the company
Dividends to equity holders	—	(211,807)	—	—	—	(434,487)	(646,294)
Treasury shares delivered in respect of share-based payment plans	—	—	—	—	5,429	—	5,429
Equity-settled share-based payment	—	—	—	—	—	(1,484)	(1,484)
Total transactions with owners	—	(211,807)	—	—	5,429	(435,971)	(642,349)

Balance at December 31, 2023	239,148	1,466,529	235	1,140	(157,595)	807,916	2,357,373

Condensed consolidated statement of cash flows
(in thousands of USD)

	2023	2022
	Jan. 1 - Dec. 31, 2023	Jan. 1 - Dec. 31, 2022
Cash flows from operating activities
Profit (loss) for the period	858,027	203,251

Adjustments for:	(40,034)	217,545
Depreciation of tangible assets	219,428	221,576
Depreciation of intangible assets	1,612	1,021
Provisions	(295)	(262)
Income tax (benefits)/expenses	6,009	2,804
Share of profit of equity-accounted investees, net of tax	927	(17,650)
Net finance expense	104,729	105,869
(Gain)/loss on disposal of assets	(372,444)	(95,813)

Changes in working capital requirements	105,881	(82,727)
Change in cash guarantees	12,234	570
Change in inventory	19,132	27,391
Change in receivables from contracts with customers	43,036	(105,538)
Change in accrued income	(2,286)	(2,941)
Change in deferred charges	2,096	1,263
Change in other receivables	1,163	(4,600)
Change in trade payables	17,336	(1,316)
Change in accrued payroll	603	(39)
Change in accrued expenses	8,686	(2,808)
Change in deferred income	(187)	9,998
Change in other payables	263	(2,113)
Change in provisions for employee benefits	3,805	(2,594)

Income taxes paid during the period	(6,675)	2,761
Interest paid	(130,375)	(99,744)
Interest received	50,556	11,446
Dividends received from equity-accounted investees	—	3,021

Net cash from (used in) operating activities	837,380	255,553

Acquisition of vessels and vessels under construction	(337,195)	(523,494)
Proceeds from the sale of vessels	1,206,636	356,730
Acquisition of other tangible assets	(1,407)	(164)
Acquisition of intangible assets	(60)	(16,582)
Payments received from loans to related parties	—	32,844
Repayment of loans from related parties	—	(10,215)
Lease payments received from finance leases	1,706	2,036

Net cash from (used in) investing activities	869,680	(158,845)

(Purchase of) Proceeds from sale of treasury shares	—	1,080
Proceeds from new borrowings	2,694,127	1,270,295
Repayment of borrowings	(2,933,724)	(976,670)
Repayment of lease liabilities	(21,942)	(25,527)
Repayment of commercial paper	(458,272)	(279,314)
Repayment of sale and leaseback	(96,006)	(22,667)
Transaction costs related to issue of loans and borrowings	(14,530)	(5,871)
Dividends paid	(630,540)	(24,221)

Net cash from (used in) financing activities	(1,460,887)	(62,895)

Net increase (decrease) in cash and cash equivalents	246,173	33,813

Net cash and cash equivalents at the beginning of the period	179,929	152,528
Effect of changes in exchange rates	3,268	(6,412)

Net cash and cash equivalents at the end of the period	429,370	179,929

of which restricted cash	—	—